[Debevoise & Plimpton LLP Letterhead]
April 26, 2007
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	RSC Holdings Inc. Registration Statement on Form S-1 Filed February 13, 2007 File No. 333-140644
Dear Ms. Long:
     This letter sets forth the responses of RSC Holdings Inc. (the “Company”) to the comments contained in your letter, dated April 24, 2007, relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2007. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
     The Company is filing, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 3 and three copies of a blacklined version of Amendment No. 3, marked to show all changes from Amendment No. 2 filed with the Commission on April 18, 2007. Page references in the responses below are to the blacklined version of Amendment No. 3.
     We have also enclosed with the paper copy of this letter supplemental materials responsive to the Staff’s prior comment 5 included in the Staff’s letter dated March 14, 2007 and to the Staff’s comment 5 included in the Staff’s letter dated April 24, 2006. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 3. The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information at this time could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

     Pursuant to Rule 418(b), the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information. Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.
Annual Performance Incentive, page 81
1.	Refer to prior comment 4. We understand that:
•	The multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1%, and EBIT% goals are achieved.

•	The multiplication factor is applied quarterly to individuals’ variable compensation.

•	Participants must achieve at least 90% of the quarterly EBIT% target to qualify for variable compensation.

•	Participants upon achieving the 90% threshold level can increase their variable compensation by 10% up to a maximum of 40%, provided that quarterly revenue growth exceeds 8.1%.
Please clarify whether the growth column in the table represents target or actual growth. Please also clarify how the multiplication factor actually operated so that Messrs. Foster, Graham, and Ledlow realized additional variable compensation of $3,374.28, $3,248.70, and $3,794.48 in the first quarter of 2006 and $3,178.16, $3,106.40, and $3,252.41 in the second quarter of 2006. You may wish to consider using a chart to show the actual operation of the multiplication factor in the first and second quarters of 2006.
In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 82 and 83.
Statement of Stockholders’ Equity (Deficit), page F-5
2.	We read your responses to comments 7 and 8 and reviewed the changes you made in the filing. Prior to your recent revisions, we were under the mistaken impression that ACF held a 14.5% ownership interest in you immediately before and after the recapitalization transactions. However, it appears that it had a 3.9% interest immediately prior and a 14.5% interest afterwards. While the changes you made in response to comment 7 appear to continue to be appropriate, the changes you made in response to comment 8 to give effect to the equivalent of a 1-for-3.69 reverse stock split would no longer appear to be appropriate based upon our new understanding of the reorganization. Please reverse the changes you made in response to comment 8 or tell us why you think they continue to be appropriate.
The Company respectfully advises the Staff that ACF did not own a 3.9% interest in the Company prior to the Recapitalization. As discussed below, ACF owned 100% of the Company’s interests prior to the Recapitalization and retained 14.5% of such interests following the Recapitalization. The Company has revised the disclosure on pages F-8 and F-9 to more clearly reflect the Company’s ownership structure prior to the Recapitalization and the share exchange and certain other changes in the Company’s capital structure as a result of the Recapitalization as follows:
“Prior to the Recapitalization and the concurrent 100 for 1 stock split, the Group owned all 88,339 (pre-split) shares of the Company’s common stock. In the recapitalization transaction, the Company repurchased 84,859 (pre-split) shares, or approximately 96%, of its outstanding common stock (the “Repurchased Shares”) from the Group, with the Group retaining 3,480 (pre-split) shares of the Company’s common stock. Subsequently, 64,388 (pre-split) shares of the Repurchased Shares were cancelled. The Company then sold the remaining 20,471 (pre-split) of the Repurchased Shares to the Sponsors for $500.0 million, net of a partial return of equity to the Sponsors of $40.0 million. As a result of these transactions, the Company had 23,951 (pre-split) shares of common stock outstanding, with the Sponsors holding 20,471 (pre-split) shares, or 85.47%, of the Company’s common stock, and the Group retaining 3,480 (pre-split) shares, or 14.53%, of the Company’s shares of common stock. The decrease in the Company’s outstanding shares of common stock from 88,339 (pre-split) prior to the Recapitalization to 23,951 (pre-split) after the Recapitalization effectively resulted in a 1 to 3.688 reverse stock split.”
The Company respectfully advises the Staff that it believes that the cancellation of the Repurchased Shares in connection with the Recapitalization is more appropriately reflected in its financial statements as a reverse stock split for periods prior to the Recapitalization. Not giving effect to the share cancellation as a reserve stock split places undue emphasis on the number of shares cancelled instead of on the changes in ownership effected by the Recapitalization. Additionally, the reverse stock split enhances the comparability of net income per common share amounts for all periods presented.
Note 1. Organization, page F-7
Basis of Presentation, page F-7
3.	We have reviewed your response to comment 9. Your revised disclosure indicates that “costs charged to [you] were specifically identified and included in [the] consolidated financial statements.” If true, please revise your disclosure to clarify that the expenses paid on your behalf by Atlas Copco North America Inc. were specifically identified and included in your consolidated financial statements. If not, please tell us how you determined that your historical financial statements reflect all of the expenses that Atlas Copco North America Inc. paid on your behalf, and disclose any methodology used in allocating such costs. Please refer to question 2 in SAB Topic 1:B.1.
In response to the Staff’s comment, the Company has revised the disclosure on page F-9 to indicate that costs charged to the Company by ACNA and expenses paid by ACNA on the Company’s behalf were specifically identified and included in the Company’s consolidated financial statements.
4.	In various places in the filing, such as page F-9, you reference pre-split numbers of shares. You should make every effort to use post-split numbers of shares, when possible. If the use of pre-split numbers of shares cannot be avoided, you should specifically reference the shares as being pre-split each time that pre-split shares are identified.
The Company respectfully advises the Staff that, in order to present the changes in capital structure resulting from the Recapitalization, the use of pre-split share amounts cannot be avoided. Consequently, the Company has revised the disclosure in the Registration Statement generally, including on pages F-8 and F-9, to identify shares as being pre-split each time such shares are presented.
Other
5.	We note that RSC has not included a price range or related disclosures in pre-effective amendment 2 to the registration statement and has not filed the underwriting agreement or the legal opinion as exhibits to the registration statement. As requested previously, please allow us sufficient time to review those disclosures before requesting acceleration of the registration statement’s effectiveness. Refer to comments 5 and 60 in our March 14, 2007 letter.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has confidentially and supplementally submitted herewith the price range and related information and the legal opinion. The Company has also included the underwriting agreement as Exhibit 1.1 to Amendment 3 to the Registration Statement on Form S-1.

* * * *
     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Shahm M. Al-Wir at (212) 909-6334.

Sincerely,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq.
RSC Holdings Inc.
Donald A. Wagner
Ripplewood Holdings L.L.C.
Edward Dardani
Oak Hill Capital Management, LLC
Craig J. Isakson
KPMG LLP
William B. Gannett, Esq.
Cahill Gordon & Reindell LLP

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